Filed by: Eyetech Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Eyetech Pharmaceuticals, Inc.
Commission File No.: 000-50516
Additional Information About the Merger And Where To Find It
     OSI intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a proxy statement/prospectus in connection with the proposed merger. The proxy statement/prospectus will be mailed to the stockholders of Eyetech to consider and vote upon the proposed merger. Investors and stockholders are urged to carefully read the proxy statement/prospectus and other relevant materials filed with the SEC when they become available because they will contain important information about OSI, Eyetech, the merger, and other related matters. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. These documents can also be obtained for free from OSI by directing a request to OSI Investor Relations at 631-962-2000 and for free from Eyetech by directing a request to Eyetech Investor Relations at 212-824-3100.
Participants in the Merger
     OSI, Eyetech and their respective executive officers, directors and other members of management or employees may be deemed to be participants in the solicitation of proxies from Eyetech stockholders with respect to the transactions contemplated by the merger agreement. Information regarding OSI’s executive officers and directors is available in OSI’s Annual Report on Form 10-K for the year ended September 30, 2004 and its proxy statement dated February 2, 2005 for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Eyetech’s officers and directors is available in Eyetech’s Annual Report on Form 10-K for the year ended December 31, 2004, its proxy statement dated April 11, 2005 for its 2005 Annual Meeting of Stockholders and its Current Report on Form 8-K dated June 15, 2005, which are filed with the SEC. You can obtain free copies of these documents from OSI and Eyetech using the contact information above. Additional information regarding interests of such participants will be included in the registration statement containing the proxy statement/prospectus that will be filed with the SEC and available free of charge as indicated above.
     In addition, in connection with the execution of the merger agreement, Dr. David Guyer, Eyetech’s Chief Executive Officer, Paul G. Chaney, Eyetech’s Chief Operating Officer, and Dr. Anthony P. Adamis, Eyetech’s Chief Scientific Officer, have entered into letter agreements with OSI setting forth the terms under which these individuals will continue their employment with OSI following the merger. Furthermore, in connection with the execution of the merger agreement, Eyetech’s Board of Directors authorized the payment of transaction completion bonuses in the aggregate amount of $350,000. The recipients of these bonuses, and the amounts they may receive, will be determined by Eyetech’s Board of Directors based on the recommendation of its Compensation Committee. Such recipients may include executive officers of Eyetech. Additional information regarding these arrangements and the interests of such participants will be included in the registration statement containing the proxy statement/prospectus that will be filed with the SEC and available free of charge as indicated above.
     This document is not an offer to sell shares of OSI securities which may be issued in the proposed merger. Such OSI common stock is offered only by means of the proxy statement/prospectus referred to herein.
******************
On August 22, 2005 at 8:00am, OSI Pharmaceuticals, Inc. ( “OSI”) and Eyetech Pharmaceuticals, Inc. (“Eyetech”) held a joint webcast conference call regarding the merger agreement that they entered into on August 21, 2005 and the proposed merger contemplated thereunder. The following represents a textual representation of the transcript of the joint webcast conference call consisting of remarks by Dr. Colin Goddard, Chief Executive Officer of the Company, and Dr. David Guyer, Chief Executive Officer of Eyetech and a question and answer session.
Good Morning. Before we get into today’s call I will provide you with some information on safe-harbor and forward looking statements and additional information on the merger.
[New Slide]
This presentation contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, the ability of Eyetech to obtain stockholder approval of the merger; the possibility that the merger will not close or that the closing will be delayed; the challenges and costs of integrating the operations and personnel of Eyetech; reaction of customers of Eyetech and OSI and related risks of maintaining pre-existing relationships of Eyetech and OSI; the impact of acquisitions and divestitures on the synergies of OSI’s programs; competitive factors, including pricing pressures; the success of research and development activities; and other events and factors disclosed previously and from time to time in OSI’s and Eyetech’s filings with the Securities and Exchange Commission, including OSI’s Annual Report on Form 10-K for the year ended September 30, 2004 and Eyetech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. Except for OSI’s and Eyetech’s ongoing obligations to disclose material information under the federal securities laws, OSI and Eyetech disclaim any obligation to update any forward-looking statements after the date of this document.
[NEW SLIDE]
Please note that additional information regarding the SEC filings that OSI and Eyetech intend to make in connection with the merger and information about interests of potential participants in the solicitation of proxies of Eyetech stockholders is provided in our joint press release issued yesterday and other SEC filings that we have completed today. We encourage you to review this information.
And now I would like to hand over the call to Dr. Colin Goddard, Chief Executive Officer of OSI Pharmaceuticals who will host the call.
[COLIN]
Thanks Kathy. Good morning everyone and welcome to this special conference call to discuss last night’s joint announcement of the signing of a definitive merger agreement between OSI and Eyetech. We were delighted to announce this transaction, which we believe creates a financially strong and diversified biopharmaceutical company with two major marketed products in Tarceva and Macugen, a robust pipeline, and a talented and deep management team operating in three attractive commercial arenas – Oncology, Eye Diseases and Diabetes.
Joining me today to discuss the deal I have Mike Atieh – Executive Vice President and Chief Financial Officer of OSI and Kathy Galante our head of IR and PR. I am also joined by David Guyer, the Chief Executive Officer of Eyetech and two members of David’s senior management team, Paul Chaney (Chief Operating Officer) and Tony Adamis (head of R&D) who will be able to address any questions you may have on Eyetech R&D and the Macugen setup.
[NEW SLIDE]

We are acquiring Eyetech for $20 per share, which translates into a 43% premium to the $13.99 Eyetech closing price last Friday. The deal is valued at $935 million and we will be paying for this with 75%, or $701 million, in cash and 25%, or $234 million, in OSIP stock priced at $40.73 – the 20-day trailing average closing price of OSIP through last Friday.
We will issue approximately 5.7 million shares of OSIP which will result in an approximately 10% proforma ownership of OSI by Eyetech shareholders and a little over 11% dilution to OSIP shareholders. The transaction will require, amongst other customary closing conditions, Eyetech shareholder approval and we estimate that the deal will close by year end.
[NEW SLIDE]
The next slide shows a pro-forma balance sheet estimating the balance sheet for the combined company at the end of 2005. You will note that we estimate the combined entity to have about $100 million in cash and the presence of $75 million in debt in the form of a revolver loan under liabilities.
In considering the mix of equity and cash in our offer for Eyetech we were somewhat influenced by the current OSIP share price, which we do not believe fairly reflects the value of the business today, hence we have used a cash rich mix in our offer and have received a commitment letter for a $150 million revolver loan in order to provide adequate cash reserves for a suitable cushion and operating reserve. We have modeled drawing down $75 million of this by the end of 2005. We would note that we project the combined company to be strongly cash-flow positive in 2006 and we do not consider ourselves to be in a position that will require us to seek additional financing purely to support this transaction.
[NEW SLIDE]
Let’s move on to look at the strategic basis for the transaction. We believe this to be a financially driven, transforming deal for the company. Successfully closing this transaction will position us to bring forward profitability and deliver a cash positive 2006 on revenues of over $600 million. Consolidation of these two ‘one-product’ companies creates a more efficient platform that we believe will be accretive for us, on an adjusted EPS and GAAP basis, in a cumulative manner over the next 4 years – even when we use what we consider to be conservative models of future Macugen market share. Clearly, we also believe that there is significant upside if the unfolding spectrum of new data for Macugen and its emerging competitor Lucentis favors Macugen.
The deal also provides an attractive premium to Eyetech shareholders while also providing the opportunity – through the stock component in the consideration – to participate in the success of the combined entity.

An important component to our strategic thinking as we have contemplated building the business beyond Tarceva has been the notion of delivering scale and diversification to the business. We are very excited to add, through this transaction, a second major marketed product to our portfolio and to set the stage for the creation of a ‘Top-Ten’ biotech franchise. In our view, a soon to be profitable franchise, with two major products and enhanced top and bottom line growth, an enriched pipeline and quality science has to be better positioned than the stand-alone parent.
[NEW SLIDE]
Consolidation in the Biotech space is clearly an attractive means to create efficiency and strength within the sector and we see this deal as a rare opportunity to combine two inherently strong growth stories, featuring two of the most exciting new biotech products to be approved in recent years, within one stronger and more dynamic organization.
As a development stage organization we felt that a focus on oncology was key to successfully chaperoning of Tarceva through the regulatory and development process. However, as we evolve the business beyond Tarceva we see diversification across several attractive disease areas as key to our success. All three areas – Oncology, Eye Diseases and Diabetes – are attractive commercially and our business unit organizational structure, along with favorable geography, allows for a smooth and efficient integration. There are also broader strategic tie-ins for the business. The development of Macugen for diabetic complications will allow for some commercial presence in the care of diabetes patients; an attractive tie-in to our (OSI) Prosidion team, and the general scientific expertise throughout the combined company in VEGF, angiogenesis and vascular disease adds some attractive intellectual synergies.
[NEW SLIDE]
To be clear, this acquisition fits well within the strategy we have evolved as an organization in order to follow-on effectively behind Tarceva, capitalizing on the flagship product while avoiding the pitfalls of a ‘single product company’. Establishing a strong management team in our oncology business unit has allowed us to continue to focus the appropriate attention on the effective execution in the Tarceva program and we have already established a template for diversification when we acquired the outstanding shares of our diabetes unit Prosidion this Spring and, as a result, we formalized our organization around business unit teams in oncology and diabetes with strong corporate and shared R&D operations teams. This established multi-business unit framework has made it easier to contemplate the integration of Eyetech while the addition of Mike Atieh in the CFO role earlier this Summer has strengthened the corporate management team that supports and integrates this business team concept.

[NEW SLIDE]
At the heart of our decision to pursue this transaction has been the recognition that this can be an enabling financial transaction for us. We have taken the emergence of Lucentis as a future competitive threat to Macugen seriously but believe that, while this may raise questions on the ultimate ability of Macugen to drive growth of a stand-alone entity, it does not impose the same impact on the leverage we can gain in terms of adding Macugen as a second, solid product to the OSI portfolio where, arguably, true blockbuster status is not necessary for this exciting product to make an appreciable difference to the economics of our business. We have very carefully assessed the market opportunity, engaging LEK Consulting to work with us on conducting thorough market research and building bottom-up modeling scenarios of the market for Macugen moving forward. The results imply that, even in the more conservative scenarios, there are financial benefits to OSI in pursuing this deal. The deal brings forward our profitability into 2006 and is accretive to us on an adjusted EPS basis even in our low case scenarios. We believe the diabetic macular edema opportunity is attractive and will likely help protect and expand the Macugen franchise. Overall, we believe that we have made the decision to proceed on some scenarios that we consider to be fairly conservative. It follows, as the continuing spectrum of data for Macugen and Lucentis unfolds, that any positive Macugen event and Lucentis disappointment could carry with it significant upsides to our analysis.

[NEW SLIDE]
This next slide summarizes some key financial projections we have estimated based on our modeling exercise. We see pro-forma revenues comfortably north of $600 million and EBITDA of greater than $20 million for 2006, a year in which we will turn positive on an adjusted EPS basis – that is EPS adjusted only for deal related amortization expense. The CAGR’s for these three categories in the periods 2007-2011 are projected as mid-teens for revenues, >30% for EBITDA and >25% for adjusted EPS. These are based on a base case model that also includes a somewhat conservative assumption of $25 million/year in cost-saving synergies. The combined pro-forma company has projected 2006 R&D expenses in the region of $240-250 million and S,G and A expenses in the region of $180-$190 million. Our estimated cost savings estimates have not, at this stage, included an extensive review of our R&D spend.
[NEW SLIDE]
We are very excited with the state of the portfolio for the combined company and this slide shows the projected status of the pipeline at the end of 2006. With Tarceva’s phase III started or planned for adjuvant and front-line NSCLC, ovarian cancer and colorectal cancer and over 100 clinical trials in the Tarceva program we expect to see the continued emergence of Tarceva as a major brand in the oncology space. Macugen will shortly start a phase III trial in DME and has an active program in the retinal vein occlusion area. Add to this a pipeline that includes our DP-IV inhibitor PSN9301 in phase II trials and our glycogen phosphorylase inhibitor PSN357 and our kit/VEGFR inhibitor OSI-930 which could both have progressed to phase II trials by the end of 2006 when we will have an emerging late stage clinical pipeline. Additional clinical programs targeting PDGF for eye disease, Glucokinase activators for diabetes and IGF-1R for cancer may also have emerged as clinical programs by 2006.
[NEW SLIDE]
Clearly, Tarceva remains a key asset for us and as I have previously mentioned, we have absolutely not taken our eyes off the ball here. With over $117 million in sales in the first 6 months of 2005, European approval pending and a September ODAC meeting for Pancreatic cancer upcoming, we remain confident that our flagship product is on track. Many of you are familiar with the development program we are unfolding with our partners for this program, Genentech and Roche, and we remain pleased with both the commercial and development aspects of this program.
[NEW SLIDE]
We have, of course, conducted extensive diligence on Macugen and the wet AMD market. The emergence of Lucentis has clearly created lots of questions in this context and may have clouded perspective on Macugen.

In many respects Macugen is the quintessential biotech product, a novel technology — in pegylated aptamers — providing a first-in-class therapeutic that selectively targets VEGF-165, the pathogenic VEGF isoform that leads to Choroidal neovascularization, the causative event in wet age related macular degeneration. This is a horrendous condition afflicting 200,000 Americans every year and Macugen is the first – and only – FDA approved treatment for this disease. Macugen, which was approved in December of last year and launched in January of this year – has a label that reflects the broad enrollment of patients with all types of neovascular AMD: that’s Occult, minimally classic and predominantly classic forms in two major phase III studies that clearly demonstrated that Macugen was efficacious in delaying progression of AMD. Subsequent sub-set analysis has shown that Macugen can improve vision in earlier stage disease. Genentech’s Lucentis – an anti VEGF antibody fragment binding to all forms of VEGF – has emerged as a strong potential competitor based on initial 1 year data from the MARINA phase III study.
[NEW SLIDE]
Both of these high-tech innovative agents bind to VEGF, however Lucentis is more promiscuous and while this may deliver somewhat higher efficacy it may also be anticipated to result in more side-effects. The initial MARINA efficacy data – a study in the earlier stage occult and minimally classic patients – is indeed impressive but we will be carefully monitoring the two year safety data from MARINA and from the other ongoing Lucentis trials.
In any scenario, however, we believe that there will be a role in the market place for an agent with the proven efficacy and exquisite safety profile of Macugen, we are especially intrigued with ongoing studies combining Macugen with Visudyne/PDT photodynamic therapy, where we believe Macugen’s safety profile may make it the anti-VEGF of choice in the treatment of predominantly classic patients.
[NEW SLIDE]
Of course market dynamics always confer a first mover advantage for a good product and Macugen is enjoying an outstanding launch year. The Eyetech team’s 2Q guidance for 2005 sales was $175-$190 million which would position the brand well for a very strong 2006. With a solid lead in the marketplace we believe an effective Eyetech/Pfizer team will be able to establish Macugen as the safe and effective agent that we believe it to be. Our bottom up research exercise has indicated to us that Macugen’s efficacy – especially in early disease – may be underappreciated and that as the spectrum of data unfolds the differences in efficacy between Macugen and Lucentis may be more subtle than they are currently perceived to be.
[NEW SLIDE]

Nonetheless we have chosen to use very conservative models for our assessment of the opportunity and this slide summarizes a number of potential upsides for the brand that we have identified when compared to current perceptions.
Macugen, at every 6 weeks in dosing, is dosed less frequently and this could become particularly important as Macugen’s efficacy in earlier stage patients is more fully explored. We are also encouraged by the drug delivery programs underway at Eyetech. Trial to trial comparisons are difficult in this field where an apples-to-apples basis is hard to establish, however, sub-group efficacy data for Macugen shows that 20% of occult patients experienced three-line vision gain is, we believe, underappreciated and noteworthy, especially when linked to an established and impressive safety profile for Macugen where there seems to be somewhat less inflammation and a proven safety profile over the long term use. We should also not underestimate the first mover advantage in assessing potential future Macugen share.
[NEW SLIDE]
Finally, let me conclude my comments by speaking to the proposed integration of Eyetech into OSI as a third business unit. As we have discussed, we have established a business unit model over the last year that facilitates this kind of integration and we are greatly aided in this by the geographical location of the two firms. There will be synergies from this combination and while we have not modeled an extensive look at our R&D spend we expect to see some real operational advantages, some healthy competition and some outstanding investment choices across the three business units comprising the company.
Of course, the paper organization is easy, the key to our success will be building really strong business unit leadership around effective corporate leadership. Gabe Leung will continue as Executive Vice-President and President of our (OSI) Oncology business unit and Anker Lundemose as EVP and President of our (OSI) Prosidion unit and CEO of our Prosidion subsidiary. I am really pleased to introduce three members of the senior Eyetech management team, who along with others, have signed commitment letters to become part of an integrated OSI leadership team upon closing of this transaction. Paul Chaney and Tony Adamis will retain their existing roles in the Eyetech subsidiary. And the idea for this combination actually came out of a discussion for a potential board role between the Eyetech team and myself. Over dinner one evening David Guyer and I began to kick around the concept of putting these two companies together, creating a stronger organization, with great financials, solid science, some common themes around vascular conditions and two terrific and perhaps underappreciated lead products. We believe that this combination is the right solution for both companies and I am happy to introduce David to you to make some comments on the deal and to let you know that I’m looking forward to working with David, post-closing, as a new executive VP of OSI and CEO of a new (OSI) Eyetech subsidiary: David:
[C. Goddard introduces D. Guyer]
[D. Guyer]
Thank you, Colin – and thank you everyone for making time to talk with us on such short notice on a very exciting day for both of our companies.
I want to first say that we are thrilled about the opportunity today to become part of OSI.
As you all know, Colin and his management team are truly first rate. We came to know each other because our companies have several things in common: both are rapidly growing biotech companies ... based in New York ... with recently approved, highly innovative products.
OSI is an ideal partner for Eyetech. Our companies have so many strong and compelling fits, financially and strategically, it will be difficult to get through them all today.
But, I think you’ll agree this is truly a terrific deal for our industry and for our companies.
[Advance Slide: Why OSI?]

The obvious question you might have is “Why OSI?” And there are many reasons why OSI makes absolute sense for Eyetech, but I would like to highlight just a few today.
Financially, we’re being offered a very attractive premium by any comparison in our industry – 43% over our closing price on Friday.
But more importantly, we have the opportunity to participate in the future growth of a now larger, more diversified company. Size and scale are so important today in all industries, especially the biotech industry.
With OSI, we have found a partner that provides us with a great deal of autonomy to our operations. We will continue to focus on eye diseases and meeting the specific needs of retina specialists and their patients, while benefiting from the synergies with OSI’s oncology and diabetes units.
So, strategically, our transaction with OSI is really an ideal fit.
Combined, our company will benefit from enhanced scale, growth and greater diversification – whether it be by product, revenue stream or customer.
We also will combine two of the most successful recent biotech product launches ever – Tarceva and Macugen. As Colin discussed, both of these products are successful today and have strong growth potential – and I could not agree more.
Our companies also have a complementary research and development platform. We will continue to pursue our R&D by fully exploring Macugen’s potential in diabetic complications, retinal vein occlusion and oncology.
With any deal, though, it comes down to people. And, I want to assure you that we are fully committed to this transaction – and, moreover, we are fully committed to a smooth integration and seamless transition.
[Advance Slide ]
Earlier Colin talked about Macugen as a breakthrough medicine for neovascular age-related macular degeneration, or AMD, and how we are well positioned to compete in this market.
Here are some of the upcoming commercial milestones for Macugen as we work with our development and marketing partner, Pfizer, to bring Macugen to additional markets and investigate expanded uses for the product.
•     In addition to approval in the United States, Macugen is now approved in Canada and Brazil.

•     Regulatory review of Macugen for the treatment of neovascular AMD is on track in Europe, and we expect European approval during the first quarter of 2006.
•     We expect approval in Japan the following year in 2007.
Our Macugen research program is extensive.
•     In March, we started enrolling patients in a Phase 3b/4 combination trial of Macugen and photodynamic therapy, or Visudyne, for neovascular AMD. Data from our previous studies show this combination may be a very promising treatment regimen for AMD.
•     This year, we will begin in the Fall enrolling patients in a Phase III trial of Macugen for the treatment of diabetic macular edema.
•     We expect to complete enrollment of a Phase II study of Macugen for retinal vein occlusion during the second half of this year.
•     Finally, Eyetech announced recently that it will begin a Phase I study of anti-PDGF aptamer – called E10030 – during the first half of 2006.
[Advance Slide]
This slide summarizes the research and development pipeline of Eyetech. You will recognize the Macugen programs that we just mentioned. In addition, I want to point out some of the promising early development programs:

As part of our aptamer program with Archemix, we are targeting ICAM and TGF-beta. ICAM plays a role in diabetic retinopathy and macular degeneration, and TGF beta may be very useful in scarring conditions in the eye that are presently untreatable.
On top of these efforts, our business development team is aggressively pursuing opportunities to license potential new therapies for eye disease, and this work will continue as we combine with OSI and operate as part of a larger, stronger company.
[Pause.]
Eyetech has achieved remarkable success so far. We are convinced our success will be even greater as we combine with OSI. Together we will shape medicine, improve lives and advance toward a top-ten position in the biotechnology industry. We are impressed by every aspect of the OSI organization: great management, terrific people, superb science, creative innovation, and great performance. We’re excited to be joining OSI, and we look forward to working with Colin and his team on a smooth and successful integration as well as long term growth of the combined company.
And now, I’d like to turn it back over to Colin.
Thank you David,

So, let me briefly summarize before turning to Q and A. We believe we are creating a substantial biotech company from a fundamentally sound, financially driven transaction. The deal works even with some conservative assumptions delivering over $600 million in 2006 revenues in these models. The transaction brings real scale to the business, brings forward profitability and provides projected double digit revenue growth over the next 5 years.
Moving forward OSI will be a profitable organization with three high quality business units in oncology, eye disease and diabetes, a pipeline comprising high quality candidates in each business arena and a deep and talented management team.
Thank you for listening and with that I will take questions.
RACHEL: Thank you, sir. Ladies and gentlemen, if you wish to ask a question please press star followed by one on your touchtone telephone. If your question has been answered and you wish to withdraw that question, please press star-two.
RACHEL: My first question today comes from the line of Steve Harr with Morgan Stanley.

MR. HARR: Good morning, guys. A couple of questions for you. First of all, could you give us a little bit more granularity around, Colin, the scenarios that you ran. You said this deal is accretive and makes economic sense and maybe give us a little bit more of an idea of what your assumptions are of Macugen sales?
Second of all, is there any reaction to your stock price, Colin, that would make you guys walk away if the stocks traded down pretty heavily in the early premarket?
And, finally, how does this deal complicate — or does it complicate your relationship with Genentech?
DR. GODDARD: OK Steve, there are three questions there. The granularity question with the way we looked at the deal, first let me say that we think the overall value and positioning of Macugen in the emerging market is really underappreciated at the moment. That’s our view from our analysis. Nonetheless, when we approached looking at this deal, we have really beaten the numbers up a lot to make sure we can be comfortable in even conservative scenarios with going forward. And when we run this down to even as low as a 10 percent residual share for Macugen in the marketplace, we still see that they are delivering good revenue growth for the combined company to be accretive over the four-year period and providing the kind of returns that we think are important in considering the deal.

Now, of course, that is a pretty low base, and from there any upside can be very attractive to us.
Say it is a low base. When you look at the industry as a whole and you look at the myriad of examples there are of second product entries and emerging markets, I think you will agree we have taken a relatively conservative position on this.
To go further, we have a lower market scenario from there that still works, but we also have many very, very attractive positive scenarios in the form of any scenario that results in a better share of the matter as we go forward. So I feel we have been quite conservative on our financial assessment here.
You mentioned our stock and you mentioned that there may be a price at which we will walk away from this deal. Clearly, we are committed to closing the deal. We absolutely recognize that this deal may be something of a surprise to people as we bring this out.
We also believe that as we get out there and talk to you all and communicate just what a fundamentally sound transaction this is on a financial level and how it is part of building a much more capable company that moves away from the one-product buyer, we feel that the deal is going to be much better understood and much better perceived going forward.
And, finally, you mentioned obviously the relationship with Genentech. For sure, something we talked about as we looked at this transaction, but the reality is there’s many, many examples in our industry where parties have acted on successful collaborations and co-promote agreements in one arena while they are competing in other arenas.
And I think that a thing that helps give us comfort here is the way we are organized in the business unit arrangement, which allows us to very clearly separate our oncology efforts from our eye disease efforts.
And we fully expect that our oncology team will continue to work effectively well with Genentech and will have the ability to carry Macugen forward effectively and professionally as well. And we have no doubt that Genentech as a materially successful company will have the same philosophy when they look at the working relationships and will continue to be very, very focused on making a huge success of Tarceva together.
RACHEL: Thank you sir. Our next question comes from the line of Joel Sendek with Lazard Capital Markets.
MR. SENDEK: I have some questions on the synergy front, a general one and a specific one.

First of all, the general one: Why not acquire a cancer or diabetes product instead? Wouldn’t that have been more synergistic?
And then the specific one has to do with what you mentioned, $25 million a year in cost savings. Where do those come from?
Thank you.
DR. GODDARD: So the first question on the research synergy side of why not buy a cancer or diabetes company, well, you know, Joel, we’ve been looking good and hard for opportunities all the way through the last several years. We did, in fact, recently acquire some diabetes outfits in the form of diabetrol tech-based form inhibitors from Probiodrug last year.
We are looking at building and shaping a bigger, more mature business and moving away from a one-product type arena. And I think we look at opportunities as they become available. And from our perspective this was a very rare opportunity to deliver scale and great financials in a way that can help transform this business.
Going beyond that, there are some interesting secondary aspects of synergy that we like. We like the tie-in to our diabetes unit and the ability to marry those together in the future commercially. We like the genuine research expertise and angiogenesis and VEGF and VEGF receptors that exist between the two research teams in the company. So this is not as abstract as you might think it is on first pass.
You then asked the question on the financial synergy, and I can tell you at the moment we have been rather conservative in the way we looked at and do expect that that will change as the business integrates and goes forward.
Obviously there is some pretty clear synergies that can be obtained when you take a public company and merge that into another company as an operating business unit. And they are the ones that we really focused on and identified as best we can looking in from the outside.
But there is no doubt that when you put these two together and when we look at this into the future, we will have created a much more financially efficient operating platform.
MR. SENDEK: Can you give us some feel for when Eyetech will be a profitable business unit within OSI?
DR. GODDARD: David, do you want to comment on your internal projections?
MR. GUYER: We have publicly previously said that we will have a trend towards profitability by year end and be profitable in ‘06 for the full year.

DR. GODDARD: So if you take that, Joel, and again think about synergies that come out of that, you would expect a good profitability almost immediately for the emerging business unit as the transaction is completed.
MR. SENDEK: Thank you.
RACHEL: Thank you, sir.
Our next question comes from the line of Jim Birchenoff with Lehman Properties.
MR. BIRCHENOFF: Hi, guys, a couple questions.
Can you review again the projected costs for R&D and SG&A going forward and just tell us whether you expect that to be a run rate for out years or whether it could go up further beyond ‘06?
DR. GODDARD: To be clear, Jim, we have not made projections on R&D and SG&A yet because all we have done was communicate what the pro forma looks like in terms of scale and the proforma numbers are literally just lumping the two units together on, if you will, an SEC-type format comes out at $240 to $250 million on R & D and $180 to $190 million on SG&A. I think as we would expect to do in any aspect of our business we will look at how we’re spending money. We will look at the quality of the programs across the board. We will make appropriate business decisions accordingly.
I think we will be delighted to invest in R & D around quality programs and cause the efforts to further build the business, but of course we have to balance that when we have the full consolidated teams in place.
MR. BIRCHENOFF: Just in terms of that pro forma span, what percent of that is attributable to Macugen and what of the commitments that Eyetech has to Pfizer in terms of maintaining a certain level to spend?
DR. GODDARD: David, do you want to comment on the scale of the Macugen R & D?
MR. GUYER: The programs we are committed to are the continued 3b/4 program in combination of Macugen with photodynamic therapy, the Phase III diabetic retinopathy program that is beginning this fall, and the Phase II renal vein program. So, again, expanding the Macugen franchise into three important unmet medical needs in the back of the eye.
MR. BIRCHENOFF: Finally, Colin, in your modeling of a deal that would be suggested to be accretive in the outyears, have you contemplated any scenario where Macugen sales declined sequentially from ‘06 levels and have you contemplated the potential impact of the positive peer data from Lucentis in terms of three-month dosing?
DR. GODDARD: Obviously, clearly, Jim, we have run all of those scenarios, but the one you mention is a decline post 2006 following Lucentis launch, and I mentioned we have a base model we have looked at, if you will, to validate and justify the deal financially that has as low as a 10 percent share of the marketplace for Macugen going forward.
We actually think there is plenty of upside from that kind of proposition, but I think you can communicate that even in that kind of conservative setting we do well.
Now, clearly the peer data is an interesting one, and in our evaluation of the science there our belief is the chronic suppression of that signaling pathway is important to maintaining the therapeutic benefit.
So we are not sure that intermittent therapy is ultimately going to be a viable option and perhaps, Stanley, you might want to add to that. I know that is something that you have talked a lot about.
STANLEY: I think what you said is correct. The chronic suppression of the VEGF is important and you have to follow the PK data as well, and the PK data suggests that every three months you are going to leave the VEGF uncovered, and so scientifically I think the most valid approach going forward — and we’ll see this will be borne out when we see the peer data — is that chronic suppression is the way to go.
MR. BIRCHENOFF: Thank you for answering the question.
RACHEL: Thank you. Our next question comes from the line of David Witzki with Banc of America.
MR. WITZKI: Thanks.
A question regarding the midteens revenue CAGR assumed 2007 to 2011. So this, we would assume, is past when Lucentis is most likely to be approved, and the question is what is the relative contribution of Macugen and Tarceva to this assumption?
DR. GODDARD: Mike, do you want to comment on that?
MR. ATIEH: Sure.
As Colin mentioned, we modeled out multiple scenarios and we tried to project today what we believe is a conservative look at both Tarceva growth and our profit from Tarceva growth obviously that we share with Genentech and top line growth for Macugen.

So we feel very confident that even in these conservative models where Lucentis is launching with terrific data, and obviously they have terrific data at this point, and you see Macugen sales levels decline, that we still are able to achieve midteen growth on a very large basis in 2006 throughout the five-year period starting in ‘07.
DR. GODDARD: What might you think about this, David, in terms of how we see the scenario unfold? Indeed, there may be a top-one saleship for Macugen in some scenarios following the launch of Lucentis, but then closely following behind that in the outyears, of course, we see the diabetic macular edema indication and we really like the data we have seen there. We feel very confident about that opportunity to, in essence, protect the Macugen franchise and maybe indeed add additional growth as we go forward.
MR. WITZKI: And the 10 percent share in the conservative forecast, what does that amount to regarding sales and how do you assess the size of the opportunity in AMD and the current penetration?
DR. GODDARD: Certainly on the AMD market dynamics, we see steady growth as we go forward there for the overall population as more patients come into the treatment setting.
Mike, do you want to comment on the first part of that question?

MR. ATIEH: Sure.
I think at this point we are really not prepared to go into individual product forecasts for these outyears, and obviously as we see this continue, the growth of Macugen and Tarceva obviously, we will continue to think about the way we are going to give guidance going forward. We have not concluded on that at this point and, again, as we do, we will let you guys know.
MR. WITZKI: Finally, can you remind us of the Pfizer economics on Macugen by geography, Japan and Europe?
MR. GUYER: The Pfizer DL is a 50/50 co-promote profit share in the United States. It’s a royalty in the major European — in the European countries it’s from a mid to high teens royalty and slightly lower in Japan.
MR. WITZKI: Thank you.
RACHEL: Thank you.
Our next question comes from the line of Eric Ende with Merrill Lynch.
MR. ENDE: Thanks.
Two quick questions.

Number one: Based on your projections it looks like you are thinking about a billion dollars in revenue by 2010. I was wondering how you are thinking about that as far as the split between the Eyetech revenues and the OSI revenues.
And, secondly, I believe Eyetech has $250 million of cash in short-term investments. Are you including that, or does that offset the $930 million acquisition price.
DR. GODDARD: Some of the cash on the balance sheet of both companies goes into our assessment of the overall deal on how we manage the cash going forward. Your modeling assumptions are not all bad on the front-line revenues, but, as Mike already said, we are not inclined to give individual breakouts at this stage.
MR. ENDE: Okay.
DR. GODDARD: Perhaps then we’ll take one more question Rachel.
RACHEL: Our next question then will come from the line of George Farmer with Wachovia Securities.
MR. FARMER: Thanks for taking my question.

Have you considered other AMD therapies that are in development right now when thinking about the value of Macugen?
And, also, David, if you could comment with the potential of Macugen and the AMD space, why did you choose to sell below your IPO valuation price?
DR. GODDARD: Perhaps David can comment both on the competition and the other?
MR. GUYER: First, Eyetech has had a very active business development department. We have looked at over 250 products in the back of the eye in the last few years, and as far as products that we think have the potential of Macugen with its efficacy and great safety, we have realized that there is just not a lot of competitive possibilities behind. So I think anti-VEGF is the main area to target, certainly Macugen and potentially other anti-VEGF agents.
As far as why do it now comparing to IPO price, well, the competitive landscape is different now in the financial market, so it is hard to — one cannot really compare it so many years apart.
MR. FARMER: Thanks.

DR. GODDARD: Thank you, folks. We will draw the call to a close now. Obviously both management teams are available for further questions through the usual line.
To summarize, we view this as a really strong financially driven transaction that is logical and fruitful for the growth of OSIP going forward and we are very excited to be bringing into OSI Pharmaceuticals a very talented eye disease team to help build and shape the business going forward.
Thank you all very much for joining us on short notice and have a good day.